

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2016

Peter Anevski
Executive Vice President and Chief Financial Officer
WebMD Health Corp.
395 Hudson Street
New York, New York 10014

> **Re:**   **WebMD Health Corp.**
> **Form 8-K for quarter ended June 30, 2016**
> **Filed August 8, 2016**
> **File No. 001-35337**

Dear Mr. Anevski:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

WebMD Health Corp.

Form 8-K dated August 8, 2016

Exhibit 99.3

1.   We note that you have provided quarterly and annual forecasted adjusted EBITDA, but have only provided the reconciliation to forecasted net income for the annual period. Please provide the quarterly reconciliation in your next earnings release or, if you omit the information due to unreasonable efforts, provide the required disclosures. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

2.   Please revise your next earnings release to begin your reconciliations with GAAP net income rather than adjusted EBITDA. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 if you have questions regarding the comments. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Senior Assistant Chief Accountant
Office of Information Technologies
and Services